February 19, 2026

Joyce Lee Jue Hui
Chief Executive Officer
Fitness Champs Holdings Ltd
7030 Ang Mo Kio
Avenue 5, #04-48
NorthStar@AMK
Singapore 569880

       Re: Fitness Champs Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted February 12, 2026
           CIK No. 0002023796
Dear Joyce Lee Jue Hui:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    R. Joilene Wood